October 9, 2015

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp. and Targa Resources Partners LP
Forms 10-K for the Fiscal Year Ended December 31, 2014
Filed February 17, 2015
Forms 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 4, 2015 File Nos. 001-34991 and 001-33303

Ladies and Gentlemen:

Set forth below are the responses of Targa Resources Corp. (the “Company”, “Targa”, “we,” “us” or “our”) and Targa Resources Partners LP (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 30, 2015, with respect to Forms 10-K for the Fiscal Year Ended December 31, 2014 filed with the Commission on February 17, 2015 and Forms 10-Q for the Quarterly Period Ended June 30, 2015, File Nos. 001-34991 and 001-33303. Each response below has been prepared and is being provided by the Company and Partnership, as applicable, each of which has authorized us to respond to the Staff’s comments on their behalf.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Targa Resources Corp.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.	Certain of our comments apply to both Targa Resources Corp. and Targa Resources Partners LP. In order to reduce the number of comments issued, where a comment is applicable to both registrants, please ensure your response addresses each registrant.

RESPONSE:

The Company acknowledges the Staff’s comment and will ensure that its responses address each registrant, where applicable.

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October 9, 2015

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page F-5

2.	We note from disclosures in your revenue recognition footnote that you have contract arrangements for natural gas processing activities where you may receive a percentage of commodities as payment for these services that you may then sell to a third party buyer. Please tell us how much revenue you have recognized, for each financial period presented, related to the sale of this type of tangible commodity. Also, please tell us how you determined you were not required to separately disclose net sales of tangible products and revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X, and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2).

RESPONSE:

As described in our previous annual reports, the Company’s business is to provide midstream energy services to our customers, preferably under fee-based contractual arrangements. Competitive conditions or customer requirements often dictate that we are compensated for providing such services by receiving a percentage of the commodities under contracts. Because we act as a principal under such contracts, we are required by U.S. GAAP to report such arrangements on a gross basis resulting in reporting revenues and product purchases in our consolidated statement of operations. The Company notes that it has separately disclosed the revenues generated from midstream services contractual arrangements as net sales of commodities (tangible products) and fees from midstream services (revenues from services) in Note 24 – Segment Information to our financial statements in the Form 10-K for the year ended December 31, 2014 (Note 22 of the Partnership’s Form 10-K for the year ended December 31, 2014). Fees from midstream services represented 11.9% of revenues for the year ended December 31, 2014, 9.3% of revenues for the year ended December 31, 2013, and 6.3% of revenues for the year ended December 31, 2012.

While the Company has not specifically disclosed this segregation on the face of the consolidated statements of operations as required by Rule 5-03(b)(1) of Regulation S-X, management believes that we have provided the users of our financial statements with this information through our segment footnote disclosures. The financial statements were not materially impacted by the fact that the information was in a footnote rather than on the face of the consolidated statements of operations. We also provide additional information within the Segment Information note to disaggregate sales of commodities by product type and to disaggregate fees from midstream services by service type.

Thus, the Company respectfully proposes to separately present sales of commodities and fees from midstream services on the face of our consolidated statements of operations in future filings. The Company believes the proposed treatment is appropriate as our prior reports taken as a whole contained all required revenue disclosures.

Securities and Exchange Commission

October 9, 2015

Regardless of the form of the contractual arrangement, the economic substance is that we are being compensated for providing midstream services. In accordance with Rule 5-03(b)(2) of Regulation S-X, “costs and expenses applicable to sales and revenues” have been reported on two line items, product purchases and operating expenses. As the Company’s facilities are subject to a mixture of services contracts structured as commodity purchases and sales, fee contracts, and intersegment arrangements, any allocation of the operating expenses of those facilities to product purchases and costs of other midstream services would be complex and arbitrary. For this reason, the Company does not currently segregate operating expenses between commodities and services for internal reporting and segment reporting, but instead determines gross margin and operating margin for each segment as a whole and routinely discusses these segment measures in MD&A. The Company will continue such presentation in future filings to the extent required by Rules 5-03(b)(1) and (2) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 1. Financial Statements

Note 3 — Significant Accounting Policies

Accounting Policy Updates, page 11

3.	We note there has been a substantial decline in the market capitalizations of both Targa Resources Corp. and Targa Recourses Partners LP since December 31, 2014. Acknowledging there are external factors that do impact your market capitalization, please tell us how you have evaluated areas of your business that may be related to negative market sentiments and whether you have performed any interim impairment tests as a result. If so, provide us with the summary results of your tests. If interim impairment tests were not performed, please tell us why they were not necessary given the substantial decline in your market capitalizations. We may have further comment.

RESPONSE:

The Company’s closing share price decreased 15.9% from $106.05 on December 31, 2014 to $89.22 on June 30, 2015, which resulted in a market capitalization of the Company of approximately $5.0 billion as of June 30, 2015. The Partnership’s closing unit price decreased 19.3% from $47.88 on December 31, 2014 to $38.60 on June 30, 2015, which resulted in a market capitalization of the Partnership of approximately $7.1 billion as of June 30, 2015. Substantially all of the Company’s assets and cash flows consist of (or arise from) our investment in the Partnership; consequently, we combined the Company’s market capitalization and the Parent’s market capitalization so as to capture the value of the General Partner interest and Incentive Distribution Rights. The combined market capitalization of $11.5 billion (after eliminating the value of the 16,309,594 common units owned by the Company as of June 30, 2015) was significantly

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October 9, 2015

higher than the net book value of the Company as of June 30, 2015, and similarly, its equity value plus debt was higher than total assets.

Operating margin has been positive for each of the segments through the second quarter of 2015, and is expected to remain positive throughout 2015. Consolidated net cash flows from operating activities have increased when comparing the six months ended June 30, 2015 and June 30, 2014.

Commodity prices and their impact on activity levels and expected volumes within the energy industry are the external factors which likely have impacted market sentiment and the market capitalizations of both the Company and the Partnership since December 31, 2014. As is our standard practice, we routinely monitor and evaluate our assets for impairment in connection with the annual planning process in the fourth quarter as well as during the preparation of the quarterly and annual reports. These analyses may be driven by changes in commodity pricing and volume outlooks, as well as event-driven circumstances for individual assets or asset groups. For example, we evaluated our Lowry plant in Louisiana for impairment in the second fiscal quarter of 2015, as a result of event-driven circumstances, but no impairment was indicated. See further discussion of Lowry in response 4. As our customary review did not identify other assets that required an impairment analysis as of the second fiscal quarter of 2015 as a result of crude and natural gas commodity pricing, we did not perform any interim impairment tests in conjunction with the preparation of our Forms 10-Q. The following items are representative of our analysis:

•	Much of the decline in commodity pricing occurred in the latter half of 2014, and was therefore incorporated into our 2014 year-end analyses and annual planning process. The commodity price movements in the first six months of 2015 were not significant enough to necessitate the performance of any interim impairment tests based on a price decline triggering event

•	The decline in commodity price forecasts between October 31, 2014 and June 30, 2015 was as follows:

o	The U.S. Energy Information Administration’s (or “EIA”) October 2014 price forecast for 2015 was approximately $95/bbl for West Texas Intermediate (or “WTI”) crude, while Henry Hub (or “HH”) gas was approximately $3.84/MMBtu for 2015.

o	The U.S. Energy Information Administration’s (or “EIA”) December 2014 price forecast for 2015 was approximately $63/bbl for WTI crude, while HH gas was approximately $3.83/MMBtu for 2015.

o	The EIA’s June 2015 price forecast for WTI crude for the remainder of 2015 was approximately $58/bbl and for 2016 was approximately $62/bbl, while HH gas was approximately $3.08/MMBtu for the remainder of 2015 rising to approximately $3.34/MMBtu mid-2016 and $3.55/MMBtu by the end of 2016.

•	As discussed in our Management’s Discussion and Analysis, increased volumes have reduced the impact of lower prices on our results.

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October 9, 2015

•	Notwithstanding lower commodity prices to date, there have been no significant production curtailments by existing producer customers (i.e. shut-ins). This differentiates the volume activity of the overall business from the volume declines in the Coastal Gathering and Processing segment, where volume trends are being driven primarily by the natural production decline curve in the Gulf of Mexico and onshore Louisiana rather than by lower prices.

•	Through the first half of 2015, we reported increasing volumes in the Field Gathering and Processing segment.

•	The preliminary valuations of the net assets acquired as part of the mergers with Atlas Energy, L.P. and Atlas Pipeline Partners, L.P. (the “Atlas Mergers”), which include tangible assets, intangible assets and goodwill, were based on commodity prices and our pricing outlook as of the acquisition date of February 27, 2015. The valuation of these assets had not been finalized as of June 30, 2015 and is still under review. The recorded amount of goodwill is subject to change based on the finalization of the valuation process and has not yet been attributed to specific reporting units. We concluded that there was no triggering event for impairment of goodwill in the second fiscal quarter of 2015 due to the factors discussed above, as well as the fact that only four months had passed since the acquisition date. The annual goodwill impairment test will be performed as of November 30 each year. The Company had not recorded any goodwill prior to the Atlas Mergers.

•	For the Coastal Gathering and Processing segment, see further discussion in response 4.

•	In the Logistics and Marketing segments, the recently constructed assets that support our export business and our expansion of our fractionation capacity are backed by fee-based take-or-pay contracts, and thus are not exposed directly to commodity pricing.

As is our standard practice, we will continue to monitor and evaluate our assets for impairment in connection with the annual planning process and the preparation of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. These analyses may be driven by changes in the third fiscal quarter of 2015 in commodity pricing and volume outlooks, as well as event-driven circumstances. We are in the process of evaluating our assets for the third fiscal quarter of 2015 and have not yet determined the impact of commodity pricing or any other events occurring in the third quarter of 2015.

Critical Accounting Policies and Estimates, page 65

4.

We note in the prepared remarks from your second quarter 2015 earnings transcript that in your Coastal Gathering and Processing segment, operating margin was down 70% in the second quarter of 2015 versus the same time period last year as Gulf of

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October 9, 2015

Mexico and Onshore Gulf Coast volumes continue to decrease. Please tell us what consideration you gave to updating your property, plant and equipment and intangibles critical accounting policy and estimate disclosures in your June 30, 2015 Form 10-Q. In this regard, you merely refer your investors to the critical accounting estimates contained in your annual report. Given the substantial decrease in the operating margin in your Coastal Gathering and Processing Segment, please tell us whether you have made changes in the assumptions used to assess these assets for impairment. We remind you that should disclosures provide investors with sufficient information to assess the material implications of uncertainties associated with the methods, assumptions and estimates underlying this critical accounting estimate. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty and Section V of SEC Release No. 33-8350.

RESPONSE:

The Coastal Gathering and Processing segment had approximately $350.0 million of total assets as of June 30, 2015 and asset retirement obligations associated with its facilities of approximately $42.5 million. The Coastal Gathering and Processing segment represents less than 3% of the Company’s assets.

We believe that the property, plant and equipment and intangibles critical accounting policy and estimate disclosures remain accurately stated as of June 30, 2015 and reference to that disclosure in our Form 10-K was appropriate. Nothing had changed in our policy since year-end and, therefore, we were not required to update the policy for the subsequent quarters of 2015.

For the Coastal Gathering and Processing segment, we have anticipated and observed declining volumes and an industry trend towards consolidation of volumes into a smaller number of more efficient plants in the region over a number of years; such trends driven by declining activity in the Gulf of Mexico and onshore Louisiana. As a result, we have been closely analyzing and monitoring the respective issues and proactively managing our assets over this timeframe. During the six months ended June 30, 2015, we have not made changes in our assumptions used to assess these assets for impairment and have consistently applied our analytical approach to these assets.

The majority of the Coastal Gathering and Processing segment was acquired in 2005 through the acquisition of Dynegy Midstream Services, and there are no intangibles associated with the Coastal Gathering and Processing segment. Property, plant and equipment is analyzed and monitored at the relevant economic units within this segment. We routinely meet with our commercial management to assess the outlook for volumes and the expected impact on each of our facilities. When an impairment trigger event is identified we test the long lived asset (asset group) for recoverability. We consider all relevant scenarios for the facilities including alternate utilization, relocation, and salvage value. Over the last several years, we have prepared multiple impairment analyses and adjusted the net book value of the facilities, if determined to be impaired. Since 2009, we

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October 9, 2015

have recorded the following adjustments to net book value of facilities within the Coastal Gathering and Processing segment:

•	2009: Bluewater (Louisiana), $1.5 million;
•	2010: Calumet (Louisiana), $2.0 million;
•	2012: Yscloskey (Louisiana), $15.4 million;
•	2014: Easton Storage (Louisiana), $2.6 million;

                                   Big Lake (Louisiana), $3.2 million;

                                   Iowa (Louisiana), $4.1 million (owned at the Company level).

Further, in conjunction with the asset impairment analyses and commercial discussions, we periodically reassess the facilities’ remaining depreciable lives and shorten them when appropriate in order to remain in line with their expected remaining economic lives.

We disclosed in our Forms 10-Q that the Lowry facility had been idled in June 2015. ASC 360-10-35-21 states, “A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” We are continuing to evaluate other opportunities for Lowry, including the pursuit of other sources of gas for Lowry, and the use of Lowry as a standby plant for both the LOU and Barracuda facilities. Further, we assessed the salvage value (resale of its major components) of the plant, which indicated a salvage value in excess of its net book value as of June 30, 2015. Based on all of these factors, the idling of Lowry did not indicate that the plant’s book value was not recoverable. Therefore, no adjustment to Lowry’s net book value of $12.1 million or remaining ten-year life was made in the second fiscal quarter of 2015. We will continue to monitor and evaluate the circumstances impacting the Lowry facility on a quarterly basis.

* * *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 9, 2015

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Christopher S. Collins of Vinson & Elkins L.L.P. at (713) 758-4436.

Very truly yours, TARGA RESOURCES CORP.

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Executive Vice President, Chief Financial Officer and Treasurer

TARGA RESOURCES PARTNERS LP
By:	Targa Resources GP LLC, its general partner

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Enclosures

cc:	Christopher S. Collins, Vinson & Elkins L.L.P.